ANNOUNCEMENT OF A MATERIAL FACT
                        -------------------------------


ITAUSA - INVESTIMENTOS ITAU S.A.              BANCO ITAU HOLDING FINANCEIRA S.A.


               INCORPORATION OF BANCO ITAU HOLDING FINANCEIRA S.A.
               ---------------------------------------------------

Itausa - Investimentos Itau S.A. and Banco Itau Holding Financeira S.A. wish to announce that, on February 27th, the Central Bank of Brazil has approved the corporate reorganization, which had already been approved by the Extraordinary General Shareholders' Meeting in November 2002 and announced to the market through a Material Fact Communicate issued on November 5th, 2002.

As a result, the companies and the various segments of the financial businesses will be held under the corporate umbrella of Banco Itau Holding Financeira S.A. (ITAU HOLDING), a financial institution incorporating the totality of the shares of Banco Itau S.A., which will become a wholly owned subsidiary of the new holding company.

On March 24th, 2003, Banco Itau S.A.'s shares will be exchanged for those of ITAU HOLDING, whose registration as a listed company in Brazil has already been authorized by the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios - CVM). This procedure will not require any action on the part of the stockholders.

The following aspects of the exchange should be noted:

1.   Share Trading
     1.1. Until March 21st, 2003, Banco Itau S.A.'s shares will continue to trade normally in all markets; trading in ITAU HOLDING's shares will commence on March 24th, 2003;
     1.2. ITAU HOLDING's shares will be traded on the same markets as those where the shares of Banco Itau S.A. currently trade (BOVESPA - the Sao Paulo Stock Exchange, NYSE - New York Stock Exchange and BCBA - the Buenos Aires Stock Exchange);
     1.3. ITAU HOLDING's shares will be traded under the same ticker symbols as those currently used by Banco Itau S.A.:
          o ITAU4 and ITAU3 for preferred and common shares, respectively, traded on the BOVESPA;
          o ITU, for ADRs (American Depositary Receipts) representing the program of preferred shares traded on the NYSE; and
          o ITAU4 for CEDEARs (Argentine Certificates of Deposit) representing the program of preferred shares traded on the BCBA.
     1.4. ITAU HOLDING's shares will remain components of the same listing and index segments as those currently of Banco Itau S.A.'s shares, namely the Bovespa Index (Ibovespa), the Brazil Index (IBX), the Brazil Index 50 (IBX-50) and the Differentiated Corporate Governance Share Index
          (IGC).

2.   Exchange Ratio
     2.1. On March 24th, 2003, the exchange of book entry shares will occur on the basis of one share in ITAU HOLDING for each Banco Itau S.A. share, regardless of whether the shares are common or preferred. Hence, the number of shares held by stockholders as well as its participation in the capital stock will remain the same.

3.   Stockholders' Rights
     3.1. The corporate restructuring will not result in any change in the rights of stockholders, since they will receive shares in ITAU HOLDING of the same type and with the same characteristics as those of Banco Itau S.A. ITAU HOLDING's bylaws confer the same rights as those provided by Banco Itau S.A.'s bylaws, including:

          X    stockholders' right to a minimum mandatory dividend of 25% of net income;
          X    preferred stockholders' right to a priority dividend; and
          X    in the event of the sale of the company, the right of preferred stockholders to be included in a public share offering at a price equivalent to 80% of the value paid to the common stockholders comprising the controlling block.

     3.2. The policy for distribution of dividends or interest on capital of ITAU HOLDING remains the same as that of Banco Itau S.A. and the minimum limit of 25% of restated net income will be respected pursuant to the bylaws.

4.   Corporate Governance
     4.1. ITAU HOLDING's Board of Directors will comprise the same members as those sitting on Banco Itau S.A.'s Board of Directors. The committees related to Banco Itau's Board of Directors - as well as its Fiscal Council - will also remain unchanged.
     4.2. ITAU HOLDING's Executive Board will comprise 8 (eight) members, all of whom already sit on Banco Itau S.A.'s Executive Board.

The composition of the Board of Directors, related committees, Fiscal Council and Executive Board as well as a short biography of each one of its respective members, will be available at the "Management" page in the Corporate Governance section of ITAU HOLDING's new Investor Relations website (www.itauri.com.br), which will be released on March 24th, 2003.

5.   Level 1 Corporate Governance
     5.1. ITAU HOLDING has decided to adhere to Bovespa's Level 1 Corporate Governance classification as Banco Itau S.A. and Itausa - Investimentos Itau S.A. had already done so, and is already sending all required information to BOVESPA.

6.   Disclosure and Trading Policies and Code of Ethics
     6.1. ITAU HOLDING is submitting to the CVM its policies for disclosure of corporate acts and material facts and for securities' trading by insiders. These policies will be the same as those previously adopted by Banco Itau S.A.
     6.2. ITAU HOLDING has already approved the Code of Ethics it intends to adopt.

    The Policies and Code of Ethics will be available at ITAU HOLDING's Investor Relations website (www.itauri.com.br), starting from March 24th, 2003.

7.   Financial Holding Company Status
     7.1. Banco Itau S.A. is filing the appropriate documentation with the FED - United States Federal Reserve Board in order to transfer its FHC - Foreign Holding Company status from Banco Itau S.A. to ITAU HOLDING.

8.   Investor Relations and Stockholder Services

Services to analysts, investors and other capital market entities will continue to be provided by the same Investor Relations area. The Stockholder Services Department will remain the same either. ITAU HOLDING's new Investor Relations website (www.itauri.com.br) will be available on March 24th, 2003 and will contain further information on the corporate reorganization, maintaining the same contents and apprehensiveness that made Itau's website be chosen as the best IR website in Latin America, by Investor Relations Magazine, in May 2002.

ITAU HOLDING takes this opportunity to confirm its commitment to the creation of value for its thousands of stockholders, both in Brazil and abroad.

                                                     Sao Paulo, March 17th, 2003

Alfredo Egydio Setubal                          Henri Penchas
Investor Relations Director                     Investor Relations Director

Banco Itau Holding Financeira S.A.              Itausa - Investimentos Itau S.A.